Issuer Free Writing Prospectus dated December 8, 2009 Relating to Preliminary Prospectus Supplements dated December 1, 2009 Filed pursuant to Rule 433 Registration Statement No. 333-148713
90,000,000 shares of Common Stock and $100 million 7.25% Convertible Perpetual Preferred Stock

This term sheet relates to the concurrent offerings of common stock (the “Common Stock Offering”) and convertible perpetual preferred stock (the “Convertible Preferred Stock Offering”) described below and should be read together with the preliminary prospectus supplement dated December 1, 2009 relating to the Common Stock Offering or (ii) the preliminary prospectus supplement dated December 1, 2009 relating to the Convertible Preferred Stock Offering, respectively, together in each case with the documents incorporated by reference therein and the accompanying prospectus dated March 18, 2008, before making a decision in connection with an investment in the securities.  The information in this term sheet supersedes the information contained in the preliminary prospectus supplements to the extent that it is inconsistent therewith.  Terms used but not defined herein have the meaning ascribed to them in the preliminary prospectus supplements.

General

Issuer:	Energy EXXI (Bermuda) Limited

Ticker/Exchange:	EXXI/NASDAQ

Convertible Preferred Stock Offering

The Security:	Convertible Perpetual Preferred Stock

Offering Size:	$100,000,000 (1,000,000 shares)

Over-allotment Option:	$10,000,000 (10% or 100,000 shares)

Joint-Bookrunners:	UBS Investment Bank, Credit Suisse

Maturity:	Perpetual

Denomination:	$100 and integral multiples thereof

Issue Price / Liquidation Preference:	$100 per share, plus accumulated and unpaid dividends

Underwriting Discount:	$3.00 per share (3.00%)

Net Proceeds:
EXXI estimates that the net proceeds from the Convertible Preferred Stock Offering, after deducting underwriting discounts and commission and estimated offering expenses, will be approximately $97.0 million (or approximately $106.7 million if the underwriters exercise their option to purchase additional shares in full)

Use of Proceeds:	Energy XXI intends to use the proceeds from the Convertible Preferred Stock Offering, together with the proceeds from the Common Stock Offering and cash on hand, to finance the MitEnergy acquisition

Cumulative Dividends:	7.25% per annum ($7.25 per annum per share), payable quarterly in arrears on each March 15, June 15, September 15 and December 15 of each year, commencing March 15, 2010

Method of Payment of Dividends:
Dividends on the Convertible Preferred Stock may be paid in cash or, where freely transferable by any non-affiliate recipient thereof, shares of EXXI common stock, or a combination thereof. If EXXI elects to make any payment, or any portion thereof, in shares of EXXI common stock, such shares shall be valued for such purpose at 95% of the Market Value of EXXI common stock as determined on the second trading day immediately prior to the record date for such dividend. EXXI will give the holders of the notes notice of any such election 15 business days prior to the record date for such dividend

Conversion Premium:	Approximately 20% above the Price to Public in the concurrent Common Stock Offering

Initial Conversion Rate:	43.8596 shares of EXXI common stock per share of Convertible Preferred Stock (subject to adjustment)

Initial Conversion Price:	Approximately $2.28 per share of EXXI common stock (subject to adjustment)

Conversion Rate Adjustment:	Standard adjustments to Conversion Rate and Conversion Price for dilutive events.

Redemption Rights:	Convertible Preferred Stock will not be redeemable by EXXI

Mandatory Conversion:
On or after December 15, 2014, EXXI may cause the Convertible Preferred Stock to be automatically converted into a number of shares of EXXI common stock for each share of Convertible Preferred Stock equal to the then prevailing conversion rate if, for at least 20 trading days in a period of 30 consecutive trading days, the Daily VWAP of EXXI common stock equals or exceeds 150% of the then-prevailing conversion price

Ranking:	Preferred

Listing:	The Convertible Preferred Stock will not be listed on a public exchange

Form:	Registered

Settlement:	DTC

Governing Law:	Bermuda

Special Rights upon a Fundamental Change:
If a holder converts its Convertible Preferred Stock at any time beginning at the opening of business on the trading day immediately following the effective date of a fundamental change (as described under ‘‘Description of preferred stock — Special rights upon a fundamental change’’) and ending at the close of business on the 30th trading day immediately following such effective date, the holder will automatically receive a number of shares of EXXI common stock equal to the greater of:
▪          (i) a number of shares of EXXI common stock, as described under ‘‘Description of preferred stock — Conversion rights’’ and subject to adjustment as described under ‘‘Description of preferred stock — Conversion Rate Adjustment’’ (with such adjustment or cash payment for fractional shares as EXXI may elect, as described under “Description of preferred stock — No Fractional Shares”) plus (ii) the make-whole premium, if any, described below under ‘‘— Determination of the make-whole premium’’; and
▪         a number of shares of EXXI common stock equal to the lesser of (i) the liquidation preference divided by the Market Value of EXXI common stock on the effective date of a fundamental change and (ii) 105.2632 (subject to adjustment)

Determination of the Make-Whole Premium:
If a holder elects to convert its shares of Convertible Preferred Stock upon the occurrence of a fundamental change, in certain circumstances, EXXI will increase the conversion rate (the “make-whole premium”) by reference to the table below:
Number of Additional Shares
(per $100 liquidation preference)
Stock Price ($)[1]

Effective Date	$1.90	$2.25	$2.50	$2.75	$3.00	$3.25	$3.50	$3.75	$4.00	$4.50	$5.00	$6.00	$7.00	$8.00	$9.00	$10.00
December 14, 2009	8.7720	7.6995	6.4220	5.4109	4.5952	3.9269	3.3722	2.9067	2.5125	1.8870	1.4206	0.7952	0.4232	0.2022	0.0765	0.0145
December 15, 2010	8.7720	7.0027	5.8084	4.8698	4.1175	3.5045	2.9982	2.5752	2.2183	1.6547	1.2368	0.6801	0.3521	0.1600	0.0536	0.0032
December 15, 2011	8.7720	6.2838	5.1618	4.2909	3.6008	3.0446	2.5896	2.2125	1.8967	1.4021	1.0387	0.5592	0.2801	0.1195	0.0339	0.0023
December 15, 2012	8.7720	5.5230	4.4467	3.6297	2.9973	2.4992	2.1004	1.7765	1.5098	1.1008	0.8065	0.4248	0.2058	0.0820	0.0189	0.0009
December 15, 2013	8.7720	4.6819	3.5806	2.7736	2.1781	1.7348	1.4010	1.1462	0.9484	0.6666	0.4783	0.2457	0.1138	0.0395	0.0043	0.0023
December 15, 2014and thereafter	8.7720	4.1474	2.8287	1.7739	0.9365	0.3015	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

(1) The stock prices set forth in the table will be adjusted as of any date on which the Conversion Rate of the Convertible Preferred Stock is adjusted by multiplying the applicable price in effect immediately before the adjustment by a fraction:
▪          whose numerator is the Conversion Rate immediately before the adjustment; and
▪          whose denominator is the adjusted Conversion Rate

In addition, EXXI will adjust the number of additional shares in the table at the same time, in the same manner in which, and for the same events for which, EXXI must adjust the Conversion Rate as described under ‘‘Description of preferred stock — Conversion Rate Adjustment.’

The exact stock price and effective date may not be set forth on the table, in which case:
▪         if the stock price is between two stock prices on the table or the effective date is between two effective dates on the table, the make-whole premium will be determined by straight-line interpolation between make-whole premium amounts set forth for the higher and lower stock prices and the two effective dates, as applicable, based on a 365-day year;
▪         if the stock price is in excess of $10.00 per share (subject to adjustment in the same manner as the stock price) no make-whole premium will be paid, and
▪         if the stock price is less than or equal to $1.90 per share (subject to adjustment in the same manner as the stock price), no make-whole premium will be paid

CUSIP:	29274U 200

ISIN:	US29274U2006

Common Stock Offering

The Security:	Common stock, par value $0.001 per share

Offering Size:	90,000,000 shares

Over-allotment Option:	13,500,000 shares

Price to Public	$1.90 per share

Joint-Bookrunners:	UBS Investment Bank, Credit Suisse

Co-Managers:
Capital One Southcoast
Dahlman Rose & Company
Morgan Keegan & Company, Inc.
Scotia Capital
SMH Capital Inc.
TD Securities
Canaccord Adams Ltd.
CRT Capital Group LLC
Johnson Rice & Company L.L.C.
Natixis Bleichroeder LLC
Pritchard Capital Partners, LLC
Rodman & Renshaw, LLC
Macquarie Capital
Sunrise Securities Corp.

Net Proceeds:
EXXI estimates that the net proceeds from the Common Stock Offering, after deducting underwriting discounts and commission and estimated offering expenses, will be approximately $160.0 million (or approximately $184.3 million if the underwriters exercise their option to purchase additional shares in full)

Use of Proceeds:	Energy XXI intends to use the proceeds from the Common Stock Offering, together with the proceeds from the Convertible Preferred Stock Offering and cash on hand, to finance the MitEnergy acquisition

CUSIP	G10082108

ISIN	BMG100821088

Other Offering Information

Pricing Date:	December 8, 2009

Trade Date:	December 9, 2009

Settlement Date:	December 14, 2009 (T+3)

Capitalization
The “Pro Forma” column of the Capitalization table in each of the preliminary prospectus supplements is revised as follows: Cash and cash equivalents is $114.7 million, Additional paid in capital is $880.4 million, Total stockholders’ equity is $401.3 million and Total capitalization is $1,256.9 million.

Ratio of earnings to fixed charges and preferred stock dividends
The “Pro Forma” columns of the table under “Ratio of earnings to fixed charges and preferred stock dividends” in the preliminary prospectus supplement relating to the Convertible Preferred Stock Offering is 1.27 for the Quarter ended September 30, 2009.  The coverage deficiency necessary for the ratio of earnings to fixed charges and preferred stock dividends to equal 1.00x (one-to-one coverage) was $546.8 million for the pro forma year ended June 30, 2009.

Prior to purchasing the common stock being offered pursuant to the preliminary prospectus supplement, on December 8, 2009, one of the underwriters purchased, on behalf of the syndicate, 200,300 shares of common stock at an average price of $1.9187 per share.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling UBS Securities LLC toll free at 1-888-827-7275 or Credit Suisse Securities (USA) LLC toll free at 1-800-221-1037.